SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2003

Matav Cable Systems Media Ltd.
(Translation of registrant's name into English)

42 Pinkas Street
North Industrial Park
P.O. Box 13600
Netanya 42134
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__	Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______	No __X__

FOR IMMEDIATE RELEASE

Matav Reports 13.5% Increase in Q4 2002 Revenues
EBITDA Grows to 25% of Fourth-Quarter Revenues

NETANYA, Israel, March 31, 2002 – Matav-Cable Systems Media Ltd. (Nasdaq: MATV), a leading Israeli provider of digital cable television services, today reported fourth-quarter revenues of NIS 131.6 million (US$27.8 million), up 13.5% from NIS 116 million (US$24.5 million) for the fourth quarter of 2001. Revenues for full-year 2002 reached NIS 505 million (US$106.6 million) compared with NIS 478.4 million (US$101 million) for all of 2001, an increase of 5.6%. The increased revenues, which came despite a decrease in total subscribers, are attributed to higher sales of tiering and fast Internet access services.

Operating expenses not including depreciation for the fourth quarter dropped to NIS 76.8 million (US$16.2 million) from NIS 89.9 million (US$19 million) for the fourth quarter of 2001, a decrease of 14.6%. Total operating expenses for the quarter declined to NIS 118.6 million (US$25 million) compared with NIS 129 million (US$27.2 million) for the comparable year-ago quarter. The decline stems mainly from lower programming expenses. Operating expenses not including depreciation for the year 2002 reached NIS 352.0 million (US$74 million) compared with NIS 348.5 million (US$73.6 million) for 2001. Total operating expenses for 2002 reached NIS 517.1 million ($109.2 million) compared with NIS 493.5 million ($104.2 million) for 2001. The increase stemmed mainly from higher programming and depreciation costs due to the Company’s investments in infrastructure and digital set-top boxes.

Gross profit for the fourth quarter reached NIS 13.1 million (US$2.8 million) compared with a gross loss of NIS 13 million (US$2.7 million) for fourth-quarter 2001. The gross loss for full-year 2002 fell to NIS 12.1 million (US$2.6 million) from a gross loss of NIS 15.1 million (US$3.2 million) for 2001.

Fourth-quarter selling, marketing and G&A expenses declined approximately 23 percent to NIS 21.7 million (US$4.6 million) from NIS 28.3 million (US$6 million) in the comparable quarter in 2001. For full-year 2002 these expenses amounted to NIS 88.4 million (US$18.7 million) compared with NIS 117.2 million (US$24.7 million) in 2001, a drop of 24.6%. The decline is due mainly to lower marketing expenses due to a joint advertising campaign of Israel’s three cable companies.

Fourth-quarter EBITDA improved significantly, reaching NIS 33.2 million (US$7 million), compared with negative EBITDA of NIS 5.8 million (US$1.2 million) for fourth-quarter 2001. For full-year 2002 EBITDA reached NIS 57.8 million (US$12.2 million) compared with NIS 0.3 million (US$0.06 million) in 2001.

As of December 31, 2002, Matav had 275,000 subscribers, compared with 292,000 at the end of 2001. During the fourth quarter the Company’s ARPU rose to NIS 188.1 (monthly, including 18% value-added tax) compared with NIS 180 in the previous quarter.

The Company’s fast Internet access service, launched in April 2002, has attracted more than 28,000 subscribers to date.

Fourth-quarter financing expenses reached NIS 21.6 million (US$4.6 million) compared with NIS 20.1 million (US$4.2 million) for the comparable quarter in 2001. For all of 2002, financing expenses eased to NIS 49 million (US$10.3 million) from NIS 53.1 million (US$11.2 million) for 2001.

Matav reported a fourth-quarter net loss of NIS 48.9 million (US$10.3 million), or NIS 1.69 (US$0.36) per ordinary share, compared with a net loss of NIS 79.6 million (US$16.8 million), or NIS 2.76 (US$0.58), for the year-ago quarter. Net income for full-year 2002 reached NIS 34.5 million (US$7.3 million), or NIS 1.19 (US$0.25) per ordinary share, compared with a net loss of NIS 262.2 million (US$55.3 million), or NIS 9.09 (US$1.9) per ordinary share, in 2001.

In April 2002, Matav sold approximately 50 percent of its holding in Partner Communications for NIS 312 million in cash. As a result of the transaction, Matav reported a capital gain in the amount of NIS 302 million before tax. The transaction also favorably influenced Matav’s liquidity position as well as increasing shareholders’ equity.

Matav CEO Amit Levin commented: “We are very encouraged by our achievements in the year 2002. We are also continuing our efforts to increase our digital and fast-Internet subscriber bases as well as to launch new services.

“Despite the harsh competition in the multi-channel television market, the launch of digital services brought on an increasing upward trend in our ARPU and was the foundation for renewed growth for our Company. There were also two additional noteworthy achievements: changes in the agreements with content providers and our tight control on operating expenses, which brought the Company to gross profit after many quarters of gross loss and contributed to our achieving positive cash flow from operations. Going forward, we will continue our efforts to boost efficiency and increase revenues.

Regarding the merger, Mr. Levin said, “The cable companies are continuing to cooperate on marketing and content issues, and in the last several months they have extended their cooperation to additional areas. The shareholders of the merged Company have agreed on the terms of the merger, but a number of conditions remain before the transaction can be completed, including a financial agreement with the banks; receipt of additional approvals, including approvals from shareholders at a meeting and from creditors of the merged companies; and approval of the transaction by the court. We believe that the merger will be completed soon”.

Management will conduct a teleconference today at 10 a.m. U.S. Eastern Time. To participate, please dial +1-866-500-4964 or +1-866-500-4953 in the United States and +972-3-925-5910 internationally, several minutes prior to the start of the conference.

Matav is one of Israel’s three cable television providers, serving roughly 25 percent of the population. Matav’s investments include 7.5 percent of Partner Communications Ltd., a GSM mobile phone company, and 10 percent of Barak I.T.C. (1995), one of the three international telephony-service providers in Israel.

(This press release contains forward-looking statements with respect to the Company’s business, financial condition and results of operations. These forward-looking statements are based on the current expectations of the management of Matav Cable only, and are subject to risk and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risk and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission.)

Contacts:

Ori Gur-Arieh, Counsel
Matav Cable Systems
Telephone: +972-9-860-2261

Ayelet Shaked Shiloni
Integrated IR
Telephone US: +1-866-447-8633 / Israel: +972-3-635-6790
E-Mail: ayelet@integratedir.com

MATAV — CABLE SYSTEMS MEDIA LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(in thousands, except per ordinary share and per ADS data)

	DECEMBER 2002 adjusted NIS				Convenience Translation
					into US$
	Three Months Ended		Year Ended		Three Months Ended
	12/31/02	12/31/01	12/31/02	12/31/01	12/31/02
	(Unaudited)		(Audited)		(Audited)

Revenue	131,629	116,019	505,009	478,362	27,787
Operating Expenses	118,552	129,032	517,137	493,470	25,027

Gross Profit (Loss)	13,077	(13,013)	(12,128)	(15,108)	2,760

Selling and Marketing Expenses	9,081	15,234	41,420	59,082	1,917
General and Administrative Expenses	12,575	13,063	47,019	58,143	2,655

	21,656	28,297	88,439	117,225	4,572

Operating Loss	(8,579)	(41,310)	(100,567)	(132,333)	(1,812)
Financial Expenses, net	(21,631)	(20,112)	(49,008)	(53,083)	(4,566)

	(30,210)	(61,422)	(149,575)	(185,416)	(6,378)
Other (Expenses) Income, net	(15,295)	1,541	283,859	3,111	(3,229)

Income (Loss) before taxes on income	(45,505)	(59,881)	134,284	(182,305)	(9,607)
Taxes on income	2,098	(530)	110,932	(442)	443

Income (loss) from operations	(47,603)	(59,351)	23,352	(181,863)	(10,050)
Share in profits (losses) of associated companies, net	(1,263)	(20,215)	11,119	(80,329)	(267)

Net Income (Loss)	(48,866)	(79,566)	34,471	(262,192)	(10,317)

Net Income (Loss) per ordinary share	(1.69)	(2.76)	1.19	(9.09)	(0.36)

Net Income (Loss) per ADS	(3.39)	(5.52)	2.39	(18.19)	(0.71)

Weighted average number of shares
outstanding in thousands	28,860	28,834	28,860	28,834	28,860

Weighted average number of ADS's
outstanding in thousands	14,430	14,417	14,430	14,417	14,430

Memo EBITDA	33,213	(5,798)	57,820	266	7,011

MATAV – CABLE SYSTEMS MEDIA LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

			Convenience translation
	December 31,		December 31,
	2001	2002	2002
	Adjusted NIS		U.S. dollars
ASSETS:

CURRENT ASSETS:
Cash and cash equivalents	503	7,749	1,636
Accounts Receivables:
Trade	73,722	70,010	14,779
Affiliated companies - current account	1,001	-	-
Other	16,002	18,178	3,837

Total current assets	91,228	95,937	20,252

INVESTMENTS AND LONG-TERM LOANS:
Investments in affiliated companies	21,339	22,828	4,819
Investments in other companies	25,684	16,551	3,494
Long-term loans granted to employees	2,042	623	132
Severance pay fund	-	322	68

	49,065	40,324	8,513

FIXED ASSETS:
Cost	1,909,641	2,025,205	427,529
Less - accumulated depreciation and amortization	851,606	1,014,244	214,111

	1,058,035	1,010,961	213,418

OTHER ASSETS AND DEFERRED CHARGES
Net of accumulated amortization	8,151	7,054	1,489

	1,206,479	1,154,276	243,672

MATAV – CABLE SYSTEMS MEDIA LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

			Convenience translation
	December 31,		December 31,
	2001	2002	2002
	Adjusted NIS		U.S. dollars
	(In thousands)
LIABILITIES AND SHAREHOLDERS'
EQUITY:

CURRENT LIABILITIES:
Short-term bank credit	537,841	523,950	110,608
Current maturities of debentures	34,311	34,375	7,257
Accounts payable and accruals:
Trade	112,714	85,663	18,084
Affiliated companies - current account	9,027	2,733	577
Other	53,713	86,226	18,203

Total current liabilities	747,606	732,947	154,729

LONG-TERM LIABILITIES:
Accrued severance pay, net	110	-	-
Loans and debentures (net of current maturities):
Loans from bank and others	189,731	144,801	30,568
Debentures	135,002	101,363	21,399
Customers' deposits for converters, net of
accumulated amortization	19,600	25,283	5,335

Total long-term liabilities	344,443	271,447	57,302

Total liabilities	1,092,049	1,004,394	212,031

SHAREHOLDERS' EQUITY:
Share capital	49,816	49,816	10,516
Share premium	409,332	409,000	86,343
Retained earnings (loss)	(277,247)	(242,776)	(51,252)

	181,901	216,240	45,607
Company's shares held by consolidated company	(67,471)	(66,158)	(13,966)

Total shareholders' equity	114,430	149,882	31,641

	1,206,479	1,154,276	243,672

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

__31 March 2003	Matav- Cable Systems Media Ltd. (Registrant) BY : /s/ Amit Levin —————————————— Chief Executive Officer

Print the name and title of the signing officer under his signature